EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I/A
(Form Type)

HAMILTON LANE PRIVATE ASSETS FUND
(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	-		$0.0001531	-
Fees Previously Paid	$149,630,463	(1)		$22,908.42
Total Transaction Valuation	$149,630,463
Total Fees Due for Filing				$22,908.42
Total Fees Previously Paid				$22,908.42
Total Fee Offsets				-
Net Fee Due				$0.00

(1) Calculated as the aggregate maximum value of Shares being purchased. The fee of $22,908.42 was paid in connection with the filing of the Schedule TO-I by Hamilton Lane Private Assets Fund (File No. 005-92409) on January 31, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.